UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

July, 2010

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Statement on results of CEBS stress tests dated 23 July 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     BARCLAYS PLC
                                                     (Registrant)

Date: July 23, 2010

       By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Deputy Secretary

                                                     BARCLAYS BANK PLC
                                                     (Registrant)

Date: July 23, 2010

                      By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Joint Secretary

23rd July 2010
Barclays PLC

Statement on results of CEBS stress tests

Barclays notes the publication of stress test outcomes on 91 European banks by the Committee of European Banking Supervisors ("CEBS") today.  The application by CEBS of its benchmark scenario and adverse scenario stresses over 24 months from 1st January 2010 to the Barclays consolidated balance sheet at 31st December 2009, projected forward based on assumptions determined solely by CEBS, has resulted in a Barclays consolidated Tier 1 capital ratio of 15.8% under the CEBS benchmark scenario, and of 13.7% after the application of the CEBS adverse scenario which includes the specified additional sovereign shock ("the CEBS Sovereign Stress"). These stress test outcomes compare with Barclays published consolidated Tier 1 capital ratio of 13.0% at 31st December 2009 and are more than double the current post-stress minimum Tier 1 capital requirement of 6% used in this exercise.

CEBS noted in its statement dated 7th July 2010 that this stress testing exercise "does not provide forecasts of expected outcomes, but rather a what-if analysis aimed at supporting the supervisory assessment of the adequacy of capital of European banks."

The CEBS Sovereign Stress includes charges on central and local government trading book balances that assume a deterioration of market conditions in government bond markets of all European Economic Area ("EEA") states including the UK, based on stresses observed in early May 2010. It also includes additional impairment charges on the corporate, financial institutions and retail banking balances in the same countries. The table in the Appendix to this announcement provides further details of Barclays sovereign exposures across the 30 CEBS-defined EEA markets as at 31st March 2010.

Barclays regularly conducts its own internal stress testing as part of its overall risk management framework based on adverse macro-economic shocks and adverse conditions in financial markets, including government bond markets. Barclays has also been subject to annual external stress tests across all its books by the FSA since the FSA's stress testing framework was instigated in 2009. In each stress test, whether internal or external, Barclays has demonstrated that its capital position and resources are sufficient to meet its regulatory capital requirements.

Barclays will announce its Interim Results for the 6 months to the end of June 2010 on 5th August 2010.

- ENDS -

For enquiries, please contact:

Barclays
Investor Relations                                                         Media Relations
Stephen Jones                                                               Alistair Smith
+44 (0) 20 7116 5752                                                     +44 (0) 20 7116 6132

Appendix

Barclays consolidated exposures to CEBS-defined EEA central and local government
s

Exposures at	Gross[1] exposures (net of impairment)			Net[1] exposures (net of impairment)
31st March 2010 in £m		of which Banking book	of which Trading book
Austria	1,227	78	1,149	1,227
Belgium	947	670	276	947
Bulgaria	-3	0	-3	-3
Cyprus	1	0	1	1
Czech Republic	251	230	21	251
Denmark	90	0	90	90
Estonia	7	7	0	7
Finland	573	0	572	573
France	2,233	1,690	543	2,233
Germany	15,516	16,543	-1,027	15,516
Greece	388	89	299	388
Hungary	172	172	0	172
Iceland	13	5	8	13
Ireland	146	140	6	15
Italy	787	103	684	787
Latvia	1	1	0	1
Liechtenstein	0	0	0	0
Lithuania	2	0	2	2
Luxembourg	-3	1	-4	-3
Malta	4	0	4	4
Netherlands	532	80	452	532
Norway	3,009	59	2,950	3,009
Poland	50	48	2	50
Portugal	1,024	838	187	1,024
Romania	9	9	0	9
Slovakia	378	91	287	378
Slovenia	40	40	0	40
Spain	4,376	4,466	-90	4,376
Sweden	1,552	600	952	1,552
United Kingdom	9,104	9,103	1	9,104

1. Net exposures are gross exposures net of collateral held and hedges.

About Barclays

Barclays is a major global financial services provider engaged in retail banking, credit cards, corporate banking, investment banking, wealth management and investment management services, with an extensive international presence in Europe, the Americas, Africa and Asia. With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs more than 144,000 people. Barclays moves, lends, invests and protects money for over 48 million customers and clients worldwide.

For further information about Barclays, please visit our website
www.barclays.com

Forward-looking statements

This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to certain of the Group's plans and its current goals and expectations relating to its future financial condition and performance. Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as "may", "will", "seek", "continue", "aim", "anticipate", "target", "expect", "estimate", "intend", "plan", "goal", "believe" or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding the Group's future financial position, income growth, assets, impairment charges, business strategy, capital ratios, leverage, payment of dividends, projected levels of growth in the banking and financial markets, projected costs, estimates of capital expenditures, and plans and objectives for future operations and other statements that are not historical fact. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances, including, but not limited to, UK domestic and global economic and business conditions, the effects of continued volatility in credit markets, market related risks such as changes in interest rates and exchange rates, effects of changes in valuation of credit market exposures, changes in valuation of issued notes, the policies and actions of governmental and regulatory authorities, changes in legislation, the further development of standards and interpretations under International Financial Reporting Standards (IFRS) applicable to past, current and future periods, evolving practices with regard to the interpretation and application of standards under IFRS, the outcome of pending and future litigation, the success of future acquisitions and other strategic transactions and the impact of competition - a number of which factors are beyond the Group's control. As a result, the Group's actual future results may differ materially from the plans, goals, and expectations set forth in the Group's forward-looking statements.

Any forward-looking statements made herein speak only as of the date they are made. Except as required by the UK Financial Services Authority, the London Stock Exchange or applicable law, Barclays expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained in this announcement to reflect any change in Barclays expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Barclays has made or may make in documents it has filed or may file with the SEC.